

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2022

Yuichi Iwaki, M.D., Ph.D.
President and Chief Executive Officer
MediciNova, Inc.
4275 Executive Square, Suite 300
La Jolla, California 92037

  Re: MediciNova, Inc.
    Registration Statement on Form S-3
    Filed August 26, 2022
    File No. 333-267094

Dear Dr. Iwaki:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Daniel Crawford at 202-551-7767 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Kirt Shuldberg, Esq.